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                            December 20, 2021

       Paul Middleton
       Chief Financial Officer
       Plug Power, Inc.
       968 Albany Shaker Road
       Latham, NY 12110

                                                        Re: Plug Power, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed May 14, 2021
                                                            File No. 001-34392

       Dear Mr. Middleton:

              We have reviewed your November 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 19, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Restatement Background, page 3

   1. We note your responses to prior comments 2 and 4 and reissue our comments. We continue to believe the
information provided in response to these comments is material and necessary for your
Form 10-K to be complete. Please amend your filing to provide the information
requested in prior comments 2 and 4.
   2. We have reviewed your response to comment 3. We note that the ITC is reflected in both the equipment and the
future service revenue. Please provide us with a specific and comprehensive analysis
of your determination of whether the ITC is a separate
                                                        performance obligation
and how amounts have been allocated to revenue related to the
                                                        ITC. Reference ASC
606-10-25-19 through 22 and ASC 606-10-32-28 or the applicable guidance you followed.
 Paul Middleton
Plug Power, Inc.
December 20, 2021
Page 2
Critical Accounting Estimates
Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page
61

3. We have reviewed your response to comment 5 and have the following comments:

                We note that the response references    required uptimes.
Please clarify what is
              meant by this term and provide additional details regarding the products and/or services specified in the PPA arrangements and how the contracts are structured. For example, clarify if the PPAs include a specified number of fuel cells and related hydrogen infrastructure that will be provided to the customer. Also, clarify the nature of the customer in each PPA, including whether the customer is at the corporate level or at the individual location.

                Provide additional details regarding your substantive substitution conclusion. In this regard, we note that the response focuses on moving additional fuel cells to a particular customer site but it is unclear how the substitution provisions work.
              Additionally, tell us whether fuel cells are moved from one customer location to another location for that same customer or whether fuel cells are moved between two distinct customers. Finally, provide additional explanation regarding how you concluded that customers benefit economically from the substitution as the response seems to focus on moving additional fuel cells to a particular location.

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Mark Rakip,
Staff Accountant, at (202) 551-3573 with any questions.



FirstName LastNamePaul Middleton                               Sincerely,
Comapany NamePlug Power, Inc.
                                                               Division of
Corporation Finance
December 20, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName